UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-13550

CUSIP NUMBER 419131107

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ x ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HAUPPAUGE DIGITAL INC.
Full Name of Registrant

Former Name if Applicable

91 Cabot Court
Address of Principal Executive Office (Street and Number)

Hauppauge, New York 11788
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hauppauge Digital Inc. (the “Registrant”) has determined that it was unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 by February 14, 2013 without unreasonable effort and expense as explained more fully below.

Information supporting the December 31, 2012 carrying value of certain estimated accruals was received by the Registrant after the close of the quarter.  This information required the Registrant to perform a series of comprehensive analyses in order to properly reflect and support the related accrual balances as of that date, and accordingly, the Registrant requires additional time to properly complete its analyses and to have its interim financial statements reviewed in accordance with PCAOB standards.  The Registrant expects to file its Form 10-Q for the three months ended December 31, 2012 by February 19, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gerald Tucciarone	(631) 434-1600
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [ x ]    Yes    [    ]   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ]  Yes       [  x  ]     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements as that term is defined in the federal securities laws.  The events described in forward-looking statements contained in this Notification of Late Filing on Form 12b-25 may not occur.  Generally these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Registrant’s plans or strategies, financing plans, projected or anticipated benefits from acquisitions that the Registrant may make, or projections involving anticipated revenues, earnings or other aspects of the Registrant’s operating results or financial position, and the outcome of any contingencies.  These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed in this Notification of Late Filing on Form 12b-25 and all statements which are not statements of historical fact.  Any such forward-looking statements are based on current expectations, estimates and projections of management.  The Registrant intends for these forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements.  Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “project,” “plan,” “intend,” “estimate,” and “continue,” and their opposites and similar expressions are intended to identify forward-looking statements.  The Registrant cautions you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond the Registrant’s control, that may influence the accuracy of the statements and the projections upon which the statements are based.  Factors that could cause actual results to differ materially from those set forth or implied by any forward-looking statement include, but are not limited to, the mix of products sold and the profit margins thereon, order cancellation or a reduction in orders from customers, competitive product offerings and pricing actions, the availability and pricing of key raw materials, dependence on key members of management, successful integration of acquisitions, economic conditions in the United States and abroad, fluctuation of the value of the Euro versus the U.S. dollar, continued operating losses, the Registrant’s ability to obtain financing, the Registrant’s ability to make timely filings of the required periodic reports and other reports with the Securities and Exchange Commission, issues relating to the Registrant’s ability to maintain effective internal control over financial reporting and disclosure controls and procedures, the Registrant’s failure to maintain compliance with Nasdaq’s continued listing requirements or the Registrant’s failure to maintain its Nasdaq listing, as well as other risks and uncertainties discussed in the Registrant’s reports filed with the Securities and Exchange Commission, including, but not limited to, the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012, and the risk of litigation or governmental investigations or proceedings relating to any of the foregoing matters.  Copies of these filings are available at www.sec.gov.  Any one or more of these uncertainties, risks and other influences could materially affect the Registrant’s results of operations and whether forward-looking statements made by the Registrant ultimately prove to be accurate.  The Registrant’s actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements.  The Registrant undertakes no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.  All cautionary statements made in this Notification of Late Filing on Form 12b-25 should be read as being applicable to all related forward-looking statements wherever they appear.

HAUPPAUGE DIGITAL INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	February 15, 2013	By	/s/ Gerald Tucciarone
Gerald Tucciarone
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).